Exhibit 23(h)(38) under Form N-1A
Exhibit 10 under Item 601/Reg. S-K

CONSULTING AGREEMENT

This Consulting Agreement (“Agreement”) is entered into this 1st day of September, 2008, by and between Huntington Asset Advisors, Inc. (“Adviser”), an Ohio corporation, and Laffer Investments, Inc. (“Consultant”), a Tennessee corporation and a registered investment adviser.

WHEREAS, Adviser is the investment adviser to the Huntington Macro 100 Fund and Huntington VA Macro 100 Fund (portfolios of The Huntington Funds (“Trust”), and each portfolio hereinafter referred to as a “Fund” and together the “Funds”);

WHEREAS, Adviser desires to obtain certain consulting services from Consultant as described herein; and

WHEREAS, Consultant is willing to perform such consulting services on the terms and conditions set forth herein.

NOW, THEREFORE, in exchange for good and valuable consideration, the receipt and sufficiency of which are acknowledged, Adviser and Consultant hereby agree as follows:

1.           Consulting Services

Consultant shall provide Adviser with quantitative statistical appraisals of issuers identified by Adviser, other statistical and factual information and guidance regarding economic factors and trends (“Consulting Services”).  Consultant will not make recommendations to Adviser regarding the purchase, retention or sale of specific securities for the Funds or any other client account of Adviser and Consultant will not be acting as an investment adviser or sub-adviser for the Funds or any other client account of Adviser when providing its Consulting Services to Adviser.

2.           Compensation

For the Consulting Services, Adviser will pay Consultant an annual fee equal to 0.05% of the Huntington Macro 100 Fund’s and 0.05% of the Huntington VA Macro 100 Fund’s average daily net assets.  Such fee shall be accrued daily and paid monthly on behalf of Adviser to Consultant no later than the 15th day of the following month.  The “average daily net assets” of a Fund shall be determined on the basis set forth in the Fund’s Prospectus or, if not described therein, on such basis as is consistent with Rule 2a-4 and Rule 22c-1 of the 1940 Act and the regulations promulgated thereunder.  Consultant will receive a pro rata portion of such monthly fee for any periods in which Consultant provides  Consulting Services for less than a full month.  Consultant understands and agrees that neither the Trust nor a Fund has any liability for the payment of Consultant’s fee hereunder and that the payment of fees owed to Consultant shall be the sole responsibility of Adviser.  Calculations of Consultant’s fee will be based on average net asset values as provided to Consultant by Adviser.

3.           Termination

This Agreement may be terminated at any time, without penalty, by Consultant or by Adviser upon at least thirty (30) days prior written notice to the other party.

4.           Relationship

4.1           Non-exclusivity.  During the term of this Agreement, Adviser may enter into any agreement with a third party (including Adviser) for services to be rendered that are substantially similar to the Consulting Services.  Further, the parties acknowledge that Consultant has entered into and intends to continue to enter into agreements with other firms under which Consultant provides or will provide services to such firms that are substantially similar to those Consulting Services provided to Adviser.

4.2           No Agency.  Consultant is engaged by Adviser solely as an independent contractor and not as an employee, partner, or joint venturer, with no authority to bind Adviser by contract or otherwise.  Consultant will not have, and will not represent that it has, any authority to assume or create any obligation, express or implied, to enter into any agreements on behalf of Adviser or to make any warranties or representations on behalf of Adviser.

5.           Representations, Warranties, and Covenants

5.1           No Violation.  By executing this Agreement, each party represents and warrants that the execution and delivery of this Agreement and/or any related agreements do not, and the performance of obligations hereunder or thereunder will not, (a) violate any law applicable to such party or (b) conflict with, result in the breach of any provisions of, or constitute a default under any agreement, fiduciary duty, or other obligations to which such party may be bound.

5.2           Consultant’s Approvals.  Consultant represents and warrants that it is a federally registered investment adviser and has obtained all registrations and approvals required by any governmental authority that may be applicable to it providing its Consulting Services to Adviser hereunder.

6.           Duty of Care

Consultant shall not have any liability with respect to the services provided by it under this Agreement so long as the Consultant acts in good faith and without gross negligence or willful misconduct in providing its services hereunder.

7.           Confidential Information

Any information supplied by the Trust or Adviser to Consultant or otherwise learned by Consultant in connection with the performance of Consultant’s duties hereunder, which information is not otherwise in the public domain, is to be regarded as confidential information for use by Consultant only in connection with the performance of its duties hereunder.  Any such information in the hands of Consultant may be disclosed as necessary to comply with any law, rule, regulation or order of a court or government authority.

8.Privacy Policy

Consultant agrees to maintain the security and confidentiality of nonpublic personal information (“NPI”) of Trust customers and consumers, as those terms are defined in Regulation S-P, 17 CFR Part 248.

9.           assignment and amendment

This Agreement may not be assigned (as the term “assignment” is defined under the Investment Advisers Act of 1940, as amended) by Consultant without the prior consent of Adviser.

The terms of this Agreement shall not be changed unless such change is agreed to in writing by the parties hereto.

10.           Applicable Law

This Agreement shall be construed in accordance with the laws of the State of Ohio.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be signed on their behalf by their duly authorized officers as of the date first above written.

HUNTINGTON ASSET ADVISORS, INC.

By:  /s/ Ron Corn

Name:  Ron Corn

Title:   Chief Compliance Officer

LAFFER INVESTMENTS, INC.

By:  /s/ Arthur B. Laffer, Jr.

Name:  Arthur B. Laffer, Jr.

Title:    Chief Executive Officer